UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 14, 2009**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington Hills, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 8 – OTHER EVENTS

Item 8.01 Other Events.

Eternal Image, Inc. (the ''Company'') has been notified that its application to the Financial Industry Regulatory Authority ("FINRA") to have the Company's common stock quoted on the OTC Bulletin Board, has been approved. The Company's common stock commenced being quoted on the OTC Bulletin Board on July 14, 2006 under the symbol "ETNL.OB". On July 16, 09, the Company issued a press release announcing this approval.

A copy of the press release is attached hereto as Exhibit 99.1

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01   Financial Statements and Exhibits

Exhibit 99.1   July 16, 2009 Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: July 16, 2009   By: /s/ *Clint Mytych*

Clint Mytych
Chief Executive Officer, Chief Financial Officer and Chairman

Exhibit 99.1



FOR IMMEDIATE RELEASE
July 15, 2009

ETERNAL IMAGE ANNOUNCES MOVE TO OTC:BB FROM PINKSHEETS

Company Promise to Shareholders Achieved

FARMINGTON HILLS, MI -- Eternal Image, Inc. (OTC BB: ETNL), a public company engaged in the design, manufacturing and marketing of licensed brand image funerary products such as caskets, urns, monuments and vaults, announced today that its common stock has commenced trading on the OTC Bulletin Board on July 14, 2009, following approval of its application by FINRA. The new OTC.BB trading symbol is ETNL.OB.

"The move to the OTC BB is central to our plans to grow our company and strategically increase our revenues," said Clint Mytych, CEO, Eternal Image. "This is a rare event and literally changes the playing field for Eternal Image. We believe it will help us attract new investors, new capital, new manufacturing, new distribution opportunities, and allow us to grow in exciting new ways. I would like to give special thanks to our shareholder base, company officers, and the many professionals that worked incredibly long hours to get this project across the finish line for us."

About OTC:BB
The OTC Bulletin Board® (OTCBB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ® or a national securities exchange. OTCBB securities include national, regional, and foreign equity issues, warrants, units, ADRs, and Direct Participation Programs (DPPs). For more information visit www.otcvbb.com.

About Eternal Image
Eternal Image, founded in 2002, is headquartered in Farmington Hills, MI. The company is the first and largest manufacturer and marketer of licensed brand image funerary products. Currently, the company offers urns and caskets that feature licensed images from Major League Baseball™, *STAR TREK*™, Collegiate Licensing Corporation™ and other well-known brands, as well as pet urns and garden memorial stones featuring the American Kennel Club™ and Cat Fancier's Association™. For more information about EI, visit www.EternalImage.net or call 1-888-6-CASKET.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Investor Relations Contact: Tony Fazio, Cambridge Investor Relations; 781/214-9038
Media Relations: Robbie Tarpley Raffish, a.s.a.p.r., 410/883-2000